UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Nanophase Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

630079101
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 25, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 630079101 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       272,812 shares
Shares
Beneficially  8 Shared Voting Power
Owned by        4,304,639 shares
Each
Reporting     9 Sole Dispositive Power
Person          272,812 shares
With
             10 Shared Dispositive Power
                4,304,639 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
4,577,451 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

21.7%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 630079101 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Investments, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    300,000 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                300,000 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
300,000 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

1.4%

14. Type of Reporting Person (See instructions)

PN,

Schedule 13D/A

CUSIP No. 630079101 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    4,004,639 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                4,004,639 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,004,639 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

19.0%

14. Type of Reporting Person (See instructions)

PN, BD

Schedule 13D/A

CUSIP No. 630079101 Page 5 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        4,304,639 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                4,304,639 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
4,304,639 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

20.4%

14. Type of Reporting Person (See instructions)
CO

Page 6 of 7 Pages

The undersigned hereby amends its Schedule 13D as filed on September 19, 2003 and as previously amended relating to the Common Stock of Nanophase Technologies Corporation.
Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
4,004,639 shares of Common Stock, representing approximately 19.0% of the outstanding shares of Common
Stock. Grace Investments beneficially owns 300,000 shares of Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock. As general partner of Grace and Grace Investments, Spurgeon may be deemed the beneficial owner of 4,304,639 shares of Common Stock, or 20.4% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace and Grace Investments, Whitmore may be deemed the beneficial owner of 4,304,639 shares of Common
Stock, and 272,812 shares of Common Stock as direct beneficial owner, or 21.7% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
4,004,639 Shares of Common Stock

Grace Investments: shared voting power (with Whitmore and Spurgeon)
300,000 Shares of Common Stock

Whitmore:  shared voting power (with Grace, Grace
Investments and Spurgeon)
4,304,639 Shares of Common Stock;
and
sole voting power
272,812 Shares of Common Stock

Spurgeon:  shared voting power (with Grace, Grace
Investments, and Whitmore)
4,304,639 Shares of Common Stock

(c) The transactions effected by the Filers during the past sixty days are set forth in Schedule A.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: June 27, 2008

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

SCHEDULE A

TRADE ACTIVITY FOR ULTRALIFE BATTERIES, INC.
EFFECTED BY GRACE BROTHERS, LTD. FOR THE PREVIOUS
60 DAYS.

                          Amount of    Price per
Date        Security      Shares       Share
                          Purchased
6/25/2008   COMMON STOCK   4,400        $2.9900
6/25/2008   COMMON STOCK     599        $3.0000
6/25/2008   COMMON STOCK     300        $3.0300
6/25/2008   COMMON STOCK   3,300        $3.0400
6/25/2008   COMMON STOCK   4,100        $3.0500
6/25/2008   COMMON STOCK      21        $3.0600
6/25/2008   COMMON STOCK     300        $3.0700
6/25/2008   COMMON STOCK     200        $3.0800
6/25/2008   COMMON STOCK     600        $3.1000
6/25/2008   COMMON STOCK   6,000        $3.1200
6/25/2008   COMMON STOCK     500        $3.1400
6/25/2008   COMMON STOCK   1,900        $3.1500
6/25/2008   COMMON STOCK     700        $3.1600
6/25/2008   COMMON STOCK   1,200        $3.1700
6/25/2008   COMMON STOCK   2,600        $3.1800
6/25/2008   COMMON STOCK     500        $3.1900
6/25/2008   COMMON STOCK   1,798        $3.2000
6/25/2008   COMMON STOCK   1,354        $3.2100
6/27/2008   COMMON STOCK  40,000        $2.0900
6/27/2008   COMMON STOCK  20,000        $2.0980
6/27/2008   COMMON STOCK   4,500        $2.1200
6/27/2008   COMMON STOCK  14,205        $2.1300
6/27/2008   COMMON STOCK   2,400        $2.1308
6/27/2008   COMMON STOCK  39,080        $2.1400
6/27/2008   COMMON STOCK   1,700        $2.1418
6/27/2008   COMMON STOCK  42,700        $2.1500
6/27/2008   COMMON STOCK   2,000        $2.1590
6/27/2008   COMMON STOCK  21,300        $2.1600
6/27/2008   COMMON STOCK   9,200        $2.1700
6/27/2008   COMMON STOCK   5,100        $2.1800
6/27/2008   COMMON STOCK  30,250        $2.1900
6/27/2008   COMMON STOCK  31,800        $2.2000
6/27/2008   COMMON STOCK   8,250        $2.2100
6/27/2008   COMMON STOCK   1,900        $2.2179
6/27/2008   COMMON STOCK  16,500        $2.2200
6/27/2008   COMMON STOCK   1,100        $2.2400
6/27/2008   COMMON STOCK  17,770        $2.2500
6/27/2008   COMMON STOCK   1,300        $2.2623
6/27/2008   COMMON STOCK   1,300        $2.2700
6/27/2008   COMMON STOCK     100        $2.2800
6/27/2008   COMMON STOCK     400        $2.2900
6/27/2008   COMMON STOCK   8,200        $2.3000
6/27/2008   COMMON STOCK   8,300        $2.3500
6/27/2008   COMMON STOCK   1,100        $2.3800
6/27/2008   COMMON STOCK  13,600        $2.4200
6/27/2008   COMMON STOCK  22,200        $2.4536
6/27/2008   COMMON STOCK  11,600        $2.4600
6/27/2008   COMMON STOCK   6,900        $2.4700
6/27/2008   COMMON STOCK   2,400        $2.5000
6/27/2008   COMMON STOCK   6,800        $2.5100
6/27/2008   COMMON STOCK   3,000        $2.5200
6/27/2008   COMMON STOCK  15,380        $2.5300
6/27/2008   COMMON STOCK   4,300        $2.5400
6/27/2008   COMMON STOCK     400        $2.5500
6/27/2008   COMMON STOCK   3,800        $2.5600
6/27/2008   COMMON STOCK   3,200        $2.5800
6/27/2008   COMMON STOCK   2,600        $2.6000
6/27/2008   COMMON STOCK     500        $2.6200
6/27/2008   COMMON STOCK     900        $2.6244
6/27/2008   COMMON STOCK  11,400        $2.6300
6/27/2008   COMMON STOCK   4,100        $2.6400
6/27/2008   COMMON STOCK   6,900        $2.6600
6/27/2008   COMMON STOCK   1,671        $2.6700
6/27/2008   COMMON STOCK   6,500        $2.6832
6/27/2008   COMMON STOCK   7,000        $2.7000
6/27/2008   COMMON STOCK     100        $2.7200
6/27/2008   COMMON STOCK     200        $2.7300
6/27/2008   COMMON STOCK     900        $2.7500
6/27/2008   COMMON STOCK   1,200        $2.7700
6/27/2008   COMMON STOCK     591        $2.7900
6/27/2008   COMMON STOCK   3,650        $2.8000
6/27/2008   COMMON STOCK     900        $2.8100
6/27/2008   COMMON STOCK  18,000        $2.8200
6/27/2008   COMMON STOCK   5,900        $2.8300
6/27/2008   COMMON STOCK     100        $2.8400
6/27/2008   COMMON STOCK     200        $2.8500
6/27/2008   COMMON STOCK     100        $2.8600
6/27/2008   COMMON STOCK   1,781        $2.8700